August 11, 2010

VIA EMAIL: clinep@sec.gov

Paul Cline
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re	Heritage Financial Group, Inc. Registration Statement on Form: S-l Filed June 22, 2010 File No. 333-167670	and	Heritage Financial Group Form 10-K for December 31, 2010 Filed April 9, 2010 File No. 0-51305

Dear Mr. Cline:

          We have received the August 11, 2010 comment letter from William Friar respecting the above-referenced filings. As we discussed in our phone call earlier today, we wanted to submit responses to Comments 2 and 3 today by email and then plan to submit a complete response tomorrow morning.

2.
It appears you have not recognized any of the accretable yield in the quarter ended March 31, 2010. We do not believe it is appropriate to delay recognition of the entire amount. Please revise your financial statements accordingly. Otherwise, explain to us in detail why you have not recognized any of this amount and why you think it is appropriate not to have done so. Please provide us with a materiality analysis of the impact of this error to the quarter aided March 31, 2010.

          As supported in more detail below, we do not believe that we were required to recognize any of the accretable yield in the March 31, 2010 quarter. To the extent that your office believes it was an error not to recognize the accretion in that quarter, we have reviewed the potential impact that recognition would have had on our March 31, 2010 financial statements and, as noted in more detail below, we do not believe that such an error would have been material.

P.O. Box 50728
Albany, Georgia 31703-0728
229-420-0000
800-227-7989
Fax 229-888-8386
www.eheritagebank.com

Paul Cline
Securities and Exchange Commission
August 11, 2010

           Background on Acquired Loans: Before addressing the accretion recognition and materiality issues directly, we believe some background on the loans in question is necessary. (This background information partially addresses the other comments, which will be responded to in more detail tomorrow.)

          In order to understand the accounting for our acquisition of The Tattnall Bank “Tattnall”, we believe it is important to review some of the basic elements of the transaction. We acquired Tattnall from the FDIC on December 4, 2009, with a discount bid of $15.0 million in a whole bank purchase and assumption transaction without a loss share agreement. The absence of a loss sharing agreement adds substantial risk compared to an FDIC-assisted transaction with a loss sharing agreement, which provides a back-stop to the acquiring institution. To our knowledge, no other public filer has acquired a bank from the FDIC under these conditions. We have reviewed filings by public filers who have acquired banks from the FDIC under loss share agreements, and by public filers who have acquired banks from the FDIC without a loss share agreement and without acquiring any loans in the transaction. We believe that our acquisition of loans without a loss share agreement makes estimating the cash flows expected to be received on this portfolio different than if our acquisition involved a loss sharing agreement. It requires a more extensive review of the creditworthiness of the borrowers and the value of the collateral. IN addition, the risks inherent in the acquired assets are more likely to result in our not collecting the contractual amounts due on this pool of loans.

           It is also important to understand the composition of this portfolio. Tattnall is located in a rural area, and the loan portfolio consists primarily of loans made to those dependent on the agriculture industry in this area. In addition, the loans are consistent with what we see in rural banks in the Southeast, which are primarily shorter term loans (3- to 5-year balloon notes) with payment structures that are unique to the agriculture industry. The loan portfolio acquired from Tattnall had a weighted average life of only 1.96 years. Although the contractual maturity of these loans is short, the loans generally have amortizations over longer periods based on the collateral underlying the loans. Many of the loans in the portfolio are set up on single payments, quarterly payments or annual payments. This structure is designed to accommodate the cyclical nature of the agriculture industry. However, this makes the evaluation of the credit more difficult than analyzing a traditional 30-year mortgage with monthly principal and interest payments, where past performance can play a key component in assumptions as to future performance.

Paul Cline
Securities and Exchange Commission
August 11, 2010

          The due diligence process in FDIC-assisted transactions is governed by the FDIC. In our due diligence of Tatnall, we were able to review approximately 60% of the dollar value of Tattnall’s loan portfolio over a 2 1/2 day time frame. In this process, we discovered many problems that are typical at a failing institution, including the following:

1.	Poorly documented loan files, including both credit and collateral items;
2.	Lack of current financial information, including financial statements, credit reports; tax returns and the corresponding analysis of those items;
3.	Lack of proper underwriting at the origination of the loan;
4.	Outdated appraisals or other evidence of current collateral values;
5.	Lack of information regarding the purpose of the loans;
6.	Poorly structured loans including unusual payment structures, longer than normal amortizations, and high loan to collateral value ratios; and
7.
Lack of training on proper credit underwriting. In addition, none of the lenders at Tattnall had work experience at other financial institutions during their careers, so in addition to having no training while at Tattnall, they had never been exposed to formal credit training

           ASC 310 - 30 provides for accounting treatment for loans for which it is probable that the investor will be unable to collect all amounts due according to the contractual terms of the loan. ASC 310-30-15-6 permits the investor to “aggregate loans acquired in the same fiscal quarter that have common risk characteristics and thereby use a composite interest rate and expectation of cash flows expected to be collected for the pool.” Furthermore, ASC 310-30-15-6 provides that commons risk characteristics include similar credit risk or risk ratings, and one or more predominant risk characteristics. The guidance does not further discuss what would qualify as common risk characteristics.

          In addition to the seven common risk factors listed above, we believe this pool of loans further has the following additional common risk factors:

1.	The loans were subject to very limited levels of due diligence.
2.	The loans are located in a geographic region heavily dependent on a non-diversified economic base of agriculture as the primary source of repayment.
3.
We have no recourse to any other party if documentation in the files is not sufficient to pursue collections of all contractual amounts due (i.e. – we do not have a loss share agreement with the FDIC).

          We believe that these ten factors would be considered “common risk characteristics” according to ASC 310-30-15-6, and therefore would qualify these loans to be pooled together and treated according to ASC 310-30-40-1. In addition, based on these factors, we believe that it is probable that we will not collect the entire contractual amounts due on most, if not all loans in this pool.

Paul Cline
Securities and Exchange Commission
August 11, 2010

          In analyzing how to apply the proper accounting treatment for these loans, we considered ASC 310-30-15-7, which requires that all loans in a pool of loans must individually meet the scope of ASC 310-30-15-2. We believe this pool meets the requirements of this paragraph based on information that was available at the time the pool was established. In addition, ASC 310-30-40-1 discusses the integrity of the pool of loans and provides for loans to be removed from the pool only if one of the following two conditions is met: (1) the investor sells, forecloses, or otherwise receives assets in satisfaction of the loan or (2) the loan is written off. This section provides specifically that a refinancing or restructuring of a loan shall not result in removal of a loan from the pool. We believe we have maintained the integrity of this pool through our current reporting period of June 30, 2010 and we believe we will continue to maintain this integrity in future reporting periods.

          ASC 310-30-35-10 provides that an investor shall continue to estimate cash flows expected to be collected over the life of the loan subsequent to the initial evaluation. Guidance provided in ASC 805 Business Combinations also provides for the subsequent adjustments to the values we have recorded in our financial statements for this transaction for up to one year subsequent to the acquisition date. We believe that we have adequately disclosed that the measurements for this transaction are initial and subject to change in our financial statements. It is our intention to engage a third party valuation specialist in the fourth quarter of 2010 to assist us in performing this final measurement. In addition to the assistance from this specialist, we believe the additional time will also allow us to obtain information about the collateral and borrowers’ financial position that will allow us to make a better judgment as to the level of collectability of the contractual amounts due on these loans. For example, if we were to collect financial information on a borrower whose primary source of income is farming in January of 2010, we would be obtaining 2008 tax returns. Those returns would have information concerning the agricultural production for 2008 crop season, and would not provide sufficient information as to the borrower’s income for 2009. The information we need to obtain would be on the borrower’s 2009 tax return, which would likely not be available until April, or until October in the case of an extension. After the information is obtained, we would still need time to analyze the information to the greatest extent possible. For these reasons, we believe that an analysis in the fourth quarter of 2010 would provide us with the most accurate and reliable information possible.

Paul Cline
Securities and Exchange Commission
August 11, 2010

          Recognition of Accretion: ASC 310-30-35-2 calls for the recognition of the accretable yield over the life of the loan. ASC 310-30-35-3 recognizes that the recognition of income is “dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected.” ASC 310-30-35-10 discusses subsequent valuation, and the reclassification of amounts between the accretable yield and nonaccretable yield based on those subsequent valuations. We believe our current estimate of $2.0 million in accretable yield represents the best estimate based on information available to us at the times it was reported in our financial statements. However, we do believe that subsequent information obtained by us could cause significant differences in the amount of contractual amounts we can expect to collect on these loans, and therefore could cause significant reclassifications between accretable yield and nonaccretable yield. We believe we have adequately disclosed this fact in our financial statements. Due to the high degree of estimation involved in these valuations, and the adjustments that may be made in the near future as we complete further internal analysis and employ third party valuation specialists, we believe that the appropriate GAAP treatment is to not accrete any of the accretable yield into income at this time. We believe the appropriate time to begin this accretion would be after the completion of this analysis, which we expect to take place in the fourth quarter. We believe this treatment is appropriate based on guidance provided in ASC 310-30 and ASC 805-20, as well as the principles based guidance that is promulgated throughout U.S. GAAP, including ASC 605, Revenue Recognition.

          Materiality Analysis: Despite our belief that our accounting treatment of the accretable yield is appropriate, we have performed calculations in order to analyze the difference between our financial statements as reported, and our financial statements as if the $2.0 million in accretable difference was accreted beginning at the date of acquisition on December 4, 2009. Including with this letter is an analysis of the recognition of the accretable yield in our year-end, March 31, 2010 and June 30, 2010 financial condition and results.

          In determining the amount of accretable that would have been recognized, assuming the accretion was recorded in the period from December 4, 2009 through June 30, 2010, we analyzed the amount of amortization and prepayments of loans that occurred during the period. In addition, we estimated the amount of amortization and prepayments we expect to occur over the life of the loans. These estimates were based on historical experience, actual data, and projections based on economic and other data. Based on our estimates, we expected to receive principal reductions of approximately 9.8% of our current outstanding loan balances over the period from January 1 through December 31, 2010, and therefore, we provided for an accretion of 9.8% of the $2.0 million balance for the period of January 1 through December 31, 2010. We estimated the 2009 amount of accretion by prorating this amount for the 27 days in 2009 in which we owned Tattnall. These estimates were based on amortizations expected on loans for the various loan types for the portfolio. For example, farm land loans were estimated to have a longer amortization period than were consumer loans. We also estimated prepayment levels based on the type of loan. In this estimate, we considered the fact that we have not received any significant level of prepayments as of June 30, 2010. In addition, we considered the limited availability of credit in this marketplace, as well as the general lack of supply in the marketplace for credit of certain types of loans. We believe our estimates are reasonable.

Paul Cline
Securities and Exchange Commission
August 11, 2010

          Our analysis shows that the effect on the net loss for the year ended 2009 would be a decrease in loss of approximately $2,000 or 0.14% of the net loss we reported for that period. Loss per diluted share for that period would be unaffected at $0.16 per share under both scenarios. For the quarter ended March 31, 2010, our analysis shows that the effect on net income would be an increase in net income of $32,000 or 4.04% of the net income we reported for that period. Net income per diluted share for that period would be unaffected at $0.08 per share for both scenarios. For the quarter ended June 30, 2010, our analysis shows that the effect on net income would be an increase in net income of $32,000 or 10.82% of the net income we reported for that period. Net income per diluted share for that period would be unaffected at $0.03 per share for both scenarios. We believe that these adjustments to net income would be immaterial to both our net income, and to our financial statements taken as a whole for those periods.

3.	Tell us whether you have recognized any accretion on these loans during the quarter ended June 30, 2010 as depicted in your Recent Developments section beginning on page 29.

We did not recognize any accretion on the Tattnall loans during the quarter ended June 30, 2010 for the same reasons described above. In particular, please review the sections entitled “Recognition of Accretion” and “Materiality Analysis” in the response to comment 3.

          We expect to submit responses to comments 1, 4 and 5 in the morning.

          If the Staff has any questions or comments with respect to these responses to comments, please call me at (229) 878-2055.

Very truly yours,

/s/	T. Heath Fountain
T. Heath Fountain
Senior Vice President and
Chief Financial Officer

Heritage Financial Group
Analysis of Accretable Yield
(Unaudited)

	As of and for the three months ended June 30, 2010	As of and for the three months ended March 31, 2010	As of and for the year ended December 31, 2009
	(dollars in thosands)

Accretion	32	32	2

Total assets	663,874	574,363	571,948
accretion as a %	0.00%	0.01%	0.00%

Total equity	62,529	61,615	60,817
accretion as a %	0.05%	0.05%	0.00%

Gross loans	390,847	342,495	334,139
accretion as a %	0.01%	0.01%	0.00%

Net income (loss)	298	798	(1,652)
accretion as a %	10.82%	4.04%	-0.14%

Net income (loss) per diluted share	0.03	0.08	(0.16)

Net income (loss) per share adding accretion	0,03	0.08	(0.16)

Total interest income	6,856	6,477	23,401
accretion us a %	0.47%	0.50%	0.01%

Net interest income	4,696	4,409	14,607
accretion as a %	0.69%	0.73%	0.02%